(As filed on October 9, 1998)

                                                             File No. 70



                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM U-1
                               APPLICATION-DECLARATION
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         -----------------------------------

                                  IES UTILITIES INC.
                                    ALLIANT TOWER
                               CEDAR RAPIDS, IOWA 52401


                        (Name of company filing this statement
                     and address of principal executive offices)
                         -----------------------------------

                            INTERSTATE ENERGY CORPORATION

                (Name of top registered holding company parent of each
                               applicant or declarant)

                         -----------------------------------

                    Erroll B. Davis, Jr., Chief Executive Officer
                                  IES Utilities Inc.
                                     P.O. Box 192
                            Madison, Wisconsin 53701-0192

                       (Name and address of agent for service)
                         -----------------------------------

                The Commission is also requested to send copies of any
                  communications in connection with this matter to:


          Barbara J. Swan, General Counsel   William T. Baker, Jr., Esq.
          Steven R. Suleski,                 Thelen Reid & Priest LLP
          Senior Attorney                    40 West 57th Street
          Interstate Energy Corporation      New York, New York 10019-4097
          222 West Washington Avenue
          Madison, Wisconsin 53703-0192

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.

               SECTION A.     OVERVIEW

                    1. IES Utilities Inc., which does business under the name Alliant Utilities (the "Company"), is an Iowa corporation and a wholly-owned subsidiary of Interstate Energy Corporation ("Interstate"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"). The Company proposes, from time to time through December 31, 2000, to:

                    (i) issue and sell one or more series of Collateral Trust Bonds of the Company (the "Collateral Trust Bonds");

                    (ii) issue and sell one or more series of Senior
               Unsecured Debentures of the Company (the "Senior
               Debentures");

                    (iii) issue and sell one or more series of Unsecured Subordinated Debt Securities of the Company (the "Subordinated Debentures"); and

                    (iv) enter into arrangements for the issuance and sale
               of one or more series of tax-exempt bonds (the "Tax-Exempt Bonds", and, together with the Collateral Trust Bonds, the Senior Debentures and the Subordinated Debentures, the "Debt Securities") for the financing of certain pollution control facilities, including without limitation sewage and solid waste disposal facilities and air and water pollution control facilities that have not heretofore been the subject of such financing or for the refinancing of outstanding tax-exempt bonds issued for that purpose, including the possible issuance and pledge of one or more new series of bonds ("Tax-Exempt Collateral Bonds") as collateral security for such Tax-Exempt Bonds.

                    2. The aggregate principal amount of the Debt Securities shall not exceed $200 million (such amount excludes the principal amount of the Tax-Exempt Collateral Bonds). Each of the proposed transactions is discussed in detail below.

                    3. The Company was incorporated under the laws of the State of Iowa on May 25, 1925 as Iowa Railway and Light Corporation. The name of the Company was changed to Iowa Electric Light and Power Company in 1932. The Company is the surviving corporation following a merger with Iowa Southern Utilities Company on December 31, 1993. It was eventually renamed IES Utilities Inc. on December 31, 1993. The Company became a wholly-owned subsidiary of Interstate as a result of the combination of WPL Holdings, Inc. ("WPLH"), IES Industries Inc. and Interstate Power Company (the "Transaction"), pursuant to which the Company became a subsidiary of WPLH, the surviving corporation of the Transaction, which was renamed Interstate.
          The Transaction was approved by Order 35-26856 of the Commission on April 14, 1998 in File No. 70-8891. The Company operates solely within the State of Iowa.

               SECTION B.     COLLATERAL TRUST BONDS

                    4. The Collateral Trust Bonds will be issued under the Company's Indenture of Mortgage and Deed of Trust, dated as of September 1, 1993, to The First National Bank of Chicago, as trustee, as amended and supplemented and as proposed to be further supplemented by additional supplemental indenture(s), each relating to one or more new series of Collateral Trust Bonds (the "1993 Indenture").

                    5. The Collateral Trust Bonds will be secured primarily by (i) first mortgage bonds issued under the Company's Indenture of Mortgage and Deed of Trust, dated as of August 1, 1940 (as amended and supplemented, the "1940 Indenture"), to The First National Bank of Chicago, as trustee, and delivered to the trustee under the 1993 Indenture; (ii) first mortgage bonds issued under the Company's Indenture or Deed of Trust, dated as of February 1, 1923 (as amended and supplemented, the "1923 Indenture"), to The Northern Trust Company (The First National Bank of Chicago, successor) and Harold H. Rockwell (Richard D. Manella, successor), as trustees, and delivered to the trustee under the 1993 Indenture; and (iii) the lien of the 1993 Indenture on the Company's properties used in the generation, purchase, transmission, distribution or sale of electric energy by the Company, or in the manufacture of manufactured gas, or in the purchase, transportation, distribution or sale of steam and hot water, which lien is junior to the liens of the 1940 Indenture and the 1923 Indenture.

                    6. Each new series of Collateral Trust Bonds will be sold at such price, bear interest at such rate or rates, and mature on such date or dates as shall be determined at the time of sale or when the agreement to sell is entered into, as the case may be. No series of Collateral Trust Bonds will be issued at rates in excess of the lower of 15% per annum or those rates generally obtainable at the time of pricing for sales of mortgage bonds having the same or reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features. The price, exclusive of accrued interest, to be paid to the Company for each new series of Collateral Trust Bonds to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount thereof. Each series of Collateral Trust Bonds will mature not later than 30 years from the day of issuance.

                    7. As to series having an adjustable interest rate, the initial interest rate for Collateral Trust Bonds of such series would be determined in discussions between the Company and the purchasers of such series and would be based upon the current market rate for comparable bonds. Thereafter, the interest rate on such Collateral Trust Bonds would be adjusted according to a pre-established formula or method of determination ("Floating Rate Collateral Trust Bonds") or would be that rate which, when set, would be sufficient to remarket the Collateral Trust Bonds of such series at their principal amount ("Remarketed Collateral Trust Bonds").

                    8. The interest rate for Floating Rate Collateral Trust Bonds after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate, such as the London Interbank Offered Rate ("LIBOR") or the yield to maturity of specified United States Treasury securities ("Treasury Rate"), or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate greater than 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

                    9. The interest rate for Remarketed Collateral Trust Bonds after the initial interest rate period would not be greater than rates generally obtained at the time of remarketing of bonds having similar maturities, issued by companies of comparable credit quality and having reasonably comparable terms, and would not exceed a specified maximum rate greater than 15% per annum.

                    10. The supplemental indenture to the 1993 Indenture for any series of Remarketed Collateral Trust Bonds would provide that holders thereof would have the right to tender or be required to tender their Collateral Trust Bonds at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on dates specified in or established in accordance with the applicable supplemental indenture. A Tender Agent may be appointed to facilitate the tender of any Collateral Trust Bonds by holders. Any holder of Collateral Trust Bonds wishing to have such Collateral Trust Bonds purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall have been appointed, or to the Remarketing Agent appointed to reoffer such tendered Collateral Trust Bonds for sale.

                    11. The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent pursuant to the supplemental indenture for the purchase of Collateral Trust Bonds so tendered, such amounts to be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Collateral Trust Bonds by the Remarketing Agent. Upon the delivery of such Collateral Trust Bonds by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell such Collateral Trust Bonds at a price equal to the principal amount of such Collateral Trust Bonds.

                    12. One or more new series of Collateral Trust Bonds may include provisions for redemption prior to maturity at various percentages of the principal amount thereof and may include restrictions on optional redemption for a given number of years. In addition, one or more series of Collateral Trust Bonds may include provisions for the mandatory retirement of some or all of such series prior to maturity. The Company desires the flexibility, in connection with the issuance of the Collateral Trust Bonds of any series, to deviate from the provisions, if applicable, of the Statement of Policy Regarding First Mortgage Bonds with respect to (i) redemption and refunding provisions by, for example, providing refunding limitations for periods of more than five years or prohibiting redemptions for specified periods of time (including as long as the life of any series of the Collateral Trust Bonds), and (ii) limitations on payment of common stock dividends by, for example, including a less restrictive provision or no such provision in the supplemental indenture relating to a particular series, all as determined in light of market conditions and other relevant considerations at the time of issuance.

                    13. Reference is made to Exhibits A-1, A-2 and A-3 hereto, respectively, for further information with respect to the terms of each series of Collateral Trust Bonds, each series of bonds issued under the 1940 Indenture, and each series of bonds issued under the 1923 Indenture.

               SECTION C.     SENIOR DEBENTURES

                    14. The Senior Debentures will be issued under the Company's Indenture (For Senior Unsecured Debt Securities), dated as of August 1, 1997, to The First National Bank of Chicago, as trustee, as amended and supplemented and as proposed to be further supplemented by additional supplemental indenture(s), each relating to one or more new series of Senior Debentures.

                    15.  The Senior Debentures will be unsecured
          obligations of the Company and will rank on a parity with all other unsecured and unsubordinated debt of the Company.

                    16. Each series of Senior Debentures will be sold at such price, will bear interest at such rate(s) and will mature on such date(s) as shall have been be determined at the time of sale. Senior Debentures will not be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed the lower of 15% or rates generally obtainable at the time of pricing for sales of debentures having the same or reasonably equivalent maturity, issued by companies of comparable credit quality and having reasonably similar terms, conditions and features. As to series of Senior Debentures having an adjustable interest rate, the initial interest rate for such series will be negotiated by the Company and the purchasers of such series and will be based on the current market rate for comparable debentures.
          Thereafter, the interest rate on such Senior Debentures would be adjusted according to a pre-established formula or method of determination ("Floating Rate Senior Debentures") or will be that rate which, when set, would be sufficient to remarket the Senior Debentures of such series at their principal amount ("Remarketed Senior Debentures").

                    17. The interest rate for Floating Rate Senior Debentures after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate such as LIBOR or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate, which shall not exceed 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

                    18. The interest rate for Remarketed Senior Debentures after the initial interest rate period will not exceed rates generally obtainable at the time of remarketing of debentures having the same or reasonably similar maturity, issued by companies of comparable credit quality and having the same or reasonably comparable terms and will not exceed a specified maximum rate not to exceed 15% per annum.

                    19. The terms of Remarketed Senior Debentures would provide that holders thereof have the right to tender or are required to tender their Senior Debentures and have them purchased at a price equal to the principal amount thereof plus accrued and unpaid interest thereon, on specified dates. A Tender Agent may be appointed to facilitate the tender of any Senior Debentures by holders. Any holder of Remarketed Senior Debentures wishing to have them purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer the same for sale.

                    20. The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent for the purchase of Remarketed Senior Debentures so tendered, which amounts would be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Senior Debentures by the Remarketing Agent. Upon the delivery of such Senior Debentures by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell the same at a price equal to the principal amount thereof.

                    21. The price, exclusive of accrued interest, to be paid to the Company for each such series of Senior Debentures sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount of such series. Each series of Senior Debentures will mature not later than 30 years from the day of issuance.

                    22. One or more series of Senior Debentures may include provisions for redemption prior to maturity at various percentages of the principal amount thereof, restrictions on optional redemption for a given number of years and/or provisions for the mandatory retirement of some or all of such series prior to maturity.

                    23. Reference is made to Exhibit A-4 hereto for further information with respect to the terms of each series of Senior Debentures.

               SECTION D.     SUBORDINATED DEBENTURES

                    24. The Subordinated Debentures will be issued under the Company's Indenture (For Unsecured Subordinated Debt Securities), dated as of December 1, 1995, to The First National Bank of Chicago, as trustee, as amended and supplemented and as proposed to be further supplemented by additional supplemental indenture(s), each relating to one or more new series of Subordinated Debentures.

                    25. The Subordinated Debentures will be unsecured, subordinated obligations of the Company. The indenture relating the Subordinated Debentures provides that payment of the principal of, premium, if any, and interest on Subordinated Debentures is subordinated and subject in right or payment to the prior payment in full of all senior indebtedness of the Company.

                    26. Each series of Subordinated Debentures will be sold at such price, will bear interest at such rate(s) and will mature on such date(s) as shall have been be determined at the time of sale. Subordinated Debentures will not be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed the lower of 15% or rates generally obtainable at the time of pricing for sales of debentures having the same or reasonably equivalent maturity, issued by companies of comparable credit quality and having reasonably similar terms, conditions and features. As to series of Subordinated Debentures having an adjustable interest rate, the initial interest rate for such series will be negotiated by the Company and the purchasers of such series and will be based on the current market rate for comparable debentures. Thereafter, the interest rate on such Subordinated Debentures would be adjusted according to a pre-established formula or method of determination ("Floating Rate Subordinated Debentures") or will be that rate which, when set, would be sufficient to remarket the Subordinated Debentures of such series at their principal amount ("Remarketed Subordinated Debentures").

                    27. The interest rate for Floating Rate Subordinated Debentures after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate such as LIBOR or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate, which shall not exceed 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

                    28. The interest rate for Remarketed Subordinated Debentures after the initial interest rate period will not exceed rates generally obtainable at the time of remarketing of debentures having the same or reasonably similar maturity, issued by companies of comparable credit quality and having the same or reasonably comparable terms and will not exceed a specified maximum rate not to exceed 15% per annum.

                    29. The terms of Remarketed Debentures would provide that holders thereof have the right to tender or are required to tender their Subordinated Debentures and have them purchased at a price equal to the principal amount thereof plus accrued and unpaid interest thereon, on specified dates. A Tender Agent may be appointed to facilitate the tender of any Subordinated Debentures by holders. Any holder of Remarketed Subordinated Debentures wishing to have them purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer the same for sale.

                    30. The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent for the purchase of Remarketed Subordinated Debentures so tendered, which amounts would be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Subordinated Debentures by the Remarketing Agent. Upon the delivery of such Subordinated Debentures by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell the same at a price equal to the principal amount thereof.

                    31. The price, exclusive of accrued interest, to be paid to the Company for each such series of Subordinated Debentures sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount of such series. Each series of Subordinated Debentures will mature not later than 30 years from the day of issuance.

                    32. One or more series of Subordinated Debentures may include provisions for redemption prior to maturity at various percentages of the principal amount thereof, restrictions on optional redemption for a given number of years and/or provisions for the mandatory retirement of some or all of such series prior to maturity.

                    33. Reference is made to Exhibits A-5 hereto for further information with respect to the terms of each series of Subordinated Debentures.

               SECTION E.     GENERAL MATTERS RELATING TO COLLATERAL TRUST
                              BONDS, SENIOR DEBENTURES AND SUBORDINATED
                              DEBENTURES

                    34. The Company anticipates that the issuance and sale of each series of Collateral Trust Bonds, Senior Debentures and Subordinated Debentures will be by means of competitive bidding or negotiated public offering or private placement with institutional investors in order to secure the advantages of an advance marketing effort and/or the best available terms.

                    35. Sale(s) of Collateral Trust Bonds, Senior Debentures and Subordinated Debentures are separate transactions not contingent upon one another.

                    36. The Company proposes to use the net proceeds derived from the issuance and sale of Collateral Trust Bonds, Senior Debentures and Subordinated Debentures for general corporate purposes, including without limitation the conduct of its business as a utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition, or refunding of certain outstanding securities prior to their stated maturity or due date. The Company's request for authorization for such sales is in part to provide the flexibility to permit a quick response to changing market conditions if it becomes beneficial for the Company to refinance, refund, or otherwise acquire outstanding high cost securities.

               SECTION F.     TAX-EXEMPT BONDS AND RELATED TRANSACTIONS

                    37. Each issue of the proposed pollution control revenue bonds will be issued for the financing or refinancing of the costs of certain air and water pollution control facilities and sewage and solid waste disposal facilities at one or more of the Company generating plants or other facilities located in various counties. It is proposed that each such municipality, county or the otherwise appropriate public or state body or instrumentality (the "Authority") will issue its revenue bonds (the "Tax-Exempt Bonds") to finance or refinance the costs of the acquisition, construction, installation and equipping of said facilities at the plant or other facility located in its jurisdiction (the "Project"). Each Authority is authorized by relevant state law to issue its Tax-Exempt Bonds for such purposes.

                    38. While the actual amount of Tax-Exempt Bonds to be issued by each Authority has not yet been determined, such amount will be based upon the cost of refunding outstanding bonds or the cost of the Project located in its jurisdiction.

                    39. The Company proposes to enter into a Loan or Installment Sale Agreement with the Authority relating to each issue of the Tax-Exempt Bonds (the "Agreement"). Under the Agreement, the Authority will loan to the Company the proceeds of the sale of the Authority's Tax-Exempt Bonds, and the Company may issue a non-negotiable promissory note therefor (the "Note"), or the Authority will undertake to purchase and sell the related Project to the Company. The installment sale structure may be used because it is required by applicable state law or to the extent it affords transactional advantages to the Company. Such proceeds will be deposited with a trustee (the "Trustee") under an indenture to be entered into between the Authority and such Trustee (the "Trust Indenture"), pursuant to which such Tax-Exempt Bonds are to be issued and secured, and will be applied by the Company to payment of the Cost of Construction (as defined in the Agreement) of the Project or to refund outstanding pollution control revenue obligations.

                    40. The Note or the Agreement will provide for payments to be made by the Company at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on the related Tax-Exempt Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

                    41. The Agreement will provide for the assignment to the Trustee of the Authority's interest in, and of the moneys receivable by the Authority under, the Agreement and the Note.

                    42. The Agreement will also obligate the Company to pay the fees and charges of the Trustee and may provide that the Company may at any time, so long as it is not in default thereunder, prepay the amount due under the Agreement or the Note, including interest thereon, in whole or in part, such payment to be sufficient to redeem or purchase outstanding Tax-Exempt Bonds in the manner and to the extent provided in the Trust Indenture.

                    43. The Trust Indenture will provide that the Tax-Exempt Bonds issued thereunder will be redeemable (i) at any time on or after a specified date from the date of issuance, in whole or in part, at the option of the Company, and may require the payment of a premium at a specified percentage of the principal amount which may decline annually thereafter, and (ii) in whole, at the option of the Company, in certain other cases of undue burdens or excessive liabilities imposed with respect to the related Project, its destruction or damage beyond practicable or desirable repairability or condemnation or taking by eminent domain, or if operation of the related facility is enjoined and the Company determines to discontinue operation thereof, such redemption of all such outstanding Tax-Exempt Bonds to be at the principal amount thereof plus accrued interest, but without premium. It is proposed that the Tax-Exempt Bonds will mature not more than 30 years from the first day of the month in which they are initially issued and may, if it is deemed advisable for purposes of the marketability of the Tax-Exempt Bonds, be entitled to the benefit of a mandatory redemption sinking fund calculated to retire a portion of the aggregate principal amount of the Tax-Exempt Bonds prior to maturity.

                    44. The Trust Indenture and the Agreement may give the holders of the Tax-Exempt Bonds the right, during such time as the Tax-Exempt Bonds bear interest at a fluctuating rate or otherwise, to require the Company to purchase the Tax-Exempt Bonds from time to time, and arrangements may be made for the remarketing of any such Tax-Exempt Bonds through a remarketing agent. The Company also may be required to purchase the Tax-Exempt Bonds, or the Tax-Exempt Bonds may be subject to mandatory redemption, at any time if the interest thereon is determined to be subject to federal income tax. Also in the event of taxability, interest on the Tax-Exempt Bonds may be effectively converted to a higher variable or fixed rate, and the Company also may be required to indemnify the bondholders against any other additions to interest, penalties, and additions to tax; such terms are not considered to constitute the issuance of a separate security under Sections 6(a) and 7 of the Holding Company Act, but rather possible additional terms of the Tax-Exempt Bonds and the Company's obligations with respect thereto.

                    45. In order to obtain the benefit of ratings for the Tax-Exempt Bonds equivalent to the rating of the Collateral Trust Bonds outstanding under the 1993 Indenture, which ratings the Company has been advised may be thus attained, the Company may determine to secure its obligations under the Note and the related Agreement by delivering to the Trustee, to be held as collateral, a series of its Collateral Trust Bonds (the "Tax-Exempt Collateral Bonds") in principal amount either (i) equal to the principal amount of the Tax-Exempt Bonds or (ii) equal to the sum of such principal amount of the Tax-Exempt Bonds plus interest payments thereon for a specified period. Such series of Tax-Exempt Collateral Bonds will be issued under an indenture supplemental to the 1993 Indenture (the "Supplemental Indenture"), will mature on the maturity date of such Tax-Exempt Bonds and will be non-transferable by the Trustee. The Tax-Exempt Collateral Bonds, in the case of clause (i) above, would bear interest at a rate or rates equal to the interest rate or rates to be borne by the related Tax-Exempt Bonds and, in the case of clause (ii) above, would be non-interest bearing.

                    46. The Supplemental Indenture will provide, however, that the obligation of the Company to make payments with respect to the Tax-Exempt Collateral Bonds will be satisfied to the extent that payments are made under the Note or the Agreement sufficient to meet payments when due in respect of the related Tax-Exempt Bonds. The Supplemental Indenture will provide that, upon acceleration by the Trustee of the principal amount of all related outstanding Tax-Exempt Bonds under the Trust Indenture, the Trustee may demand the mandatory redemption of the related Tax-Exempt Collateral Bonds then held by it as collateral at a redemption price equal to the principal amount thereof plus accrued interest, if any, to the date fixed for redemption. The Supplemental Indenture may also provide that, upon the optional redemption of the Tax-Exempt Bonds, in whole or in part, a related principal amount of the Tax-Exempt Collateral Bonds will be redeemed at the redemption price of the Tax-Exempt Bonds.

                    47. In the case of interest bearing Tax-Exempt Collateral Bonds, because interest accrues in respect of such Tax-Exempt Collateral Bonds until satisfied by payments under the Note or the Agreement, "annual interest charges" in respect of such Tax-Exempt Collateral Bonds will be included in computing the "interest earnings requirement" of the 1993 Indenture which restricts the amount of Collateral Trust Bonds which may be issued and sold to the public in relation to the Company's net earnings. In the case of non-interest bearing Tax-Exempt Collateral Bonds, since no interest would accrue in respect of such Tax-Exempt Collateral Bonds, the "interest earnings requirement" would be unaffected.

                    48. The Trust Indenture will provide that, upon deposit with the Trustee of funds sufficient to pay or redeem all or any part of the related Tax-Exempt Bonds, or upon direction to the Trustee by the Company to so apply funds available therefor, or upon delivery of such outstanding Tax-Exempt Bonds to the Trustee by or for the account of the Company, the Trustee will be obligated to deliver to the Company the Tax-Exempt Collateral Bonds then held as collateral in an aggregate principal amount as they relate to the aggregate principal amount of such Tax-Exempt Bonds for the payment or redemption of which such funds have been deposited or applied or which shall have been so delivered.

                    49. As an alternative to or in conjunction with the Company's securing its obligations through the issuance of the Tax-Exempt Collateral Bonds as above described, the Company may cause an irrevocable Letter of Credit or other credit facility (the "Letter of Credit") of a bank or other financial institution (the "Bank") to be delivered to the Trustee. The Letter of Credit would be an irrevocable obligation of the Bank to pay to the Trustee, upon request, up to an amount necessary in order to pay principal of and accrued interest on the Tax-Exempt Bonds when due. Pursuant to a separate agreement with the Bank, the Company would agree to pay to the Bank, on demand or pursuant to a borrowing under such agreement, all amounts that are drawn under the Letter of Credit, as well as certain fees and expenses. Such delivery of the Letter of Credit to the Trustee would obtain for the Tax-Exempt Bonds the benefit of a rating equivalent to the credit rating of the Bank. In the event that the Letter of Credit is delivered to the Trustee as an alternative to the issuance of the Tax-Exempt Collateral Bonds, the Company may also convey to the Authority a subordinated security interest in the Project or other property of the Company as further security for the Company's obligations under the Agreement and the Note. Such subordinated security interest would be assigned by the Authority to the Trustee.

                    50. As a further alternative to, or in conjunction with, securing its obligations under the Agreement and Note as above described, and in order to obtain a "AAA" rating for the Tax-Exempt Bonds by one or more nationally recognized securities rating services, the Company may cause an insurance company to issue a policy of insurance guaranteeing the payment when due of the principal of and interest on such series of the Tax-Exempt Bonds. Such insurance policy would extend for the term of the related Tax-Exempt Bonds and would be non-cancelable by the insurance company for any reason. The Company's payment of the premium with respect to said insurance policy could be in various forms, including a non-refundable, one-time insurance premium paid at the time the policies are issued, and/or an additional interest percentage to be paid to said insurer in correlation with regular interest payments. In addition, the Company may be obligated to make payments of certain specified amounts into separate escrow funds and to increase the amounts on deposit in such funds under certain circumstances. The amount in each escrow fund would be payable to the insurance company as indemnity for any amounts paid pursuant to the related insurance policy in respect of principal of or interest on the related Tax-Exempt Bonds. In the event that an insurance policy is issued as an alternative to the issuance of the Tax-Exempt Collateral Bonds, the Company may also convey to the Authority a subordinated security interest in the Project or other property of the Company as further security for the Company's obligations under the Agreement and the Note. Such subordinated security interest would be assigned by the Authority to the Trustee. If, due to insufficiency of coverages or for other reasons, the Company is unable or determines not to issue the Tax-Exempt Collateral Bonds or to deliver the Letter of Credit to the Trustee as above described or to cause an insurance policy to be issued, the Tax-Exempt Bonds would be issued without the benefit of such security. In that event the Company may convey to the Authority a subordinated security interest in the Project or other property of the Company as security for its obligations under the Agreement and the Note. Such subordinated security interest would be assigned by the Authority to the Trustee. The Company also may guarantee the payment of the principal of, premium, if any, and interest on the Tax-Exempt Bonds.

                    51. It is contemplated that the Tax-Exempt Bonds will be sold by the Authority pursuant to arrangements with one or more purchasers, placement agents or underwriters. In accordance with applicable state laws, the interest rate to be borne by the Tax-Exempt Bonds will be approved by the Authority and will be either a fixed rate, which fixed rate may be convertible to a rate which will fluctuate in accordance with a specified prime or base rate or rates or may be determined pursuant to certain remarketing or auction procedures, or a fluctuating rate, which fluctuating rate may be convertible to a fixed rate. While the Company may not be party to the purchase, placement or underwriting arrangements for the Tax-Exempt Bonds, such arrangements will provide that the terms of the Tax-Exempt Bonds and their sale by the Authority shall be satisfactory to the Company. Bond Counsel will issue an opinion that, based upon existing law, interest on the Tax-Exempt Bonds will generally be excludable from gross income for federal income tax purposes.
          The Company has been advised that the interest rates on obligations, the interest on which is tax exempt, recently have been and can be expected at the time of issue of the Tax-Exempt Bonds to be approximately one to three percentage points lower than the rates on obligations of like tenor and comparable quality, interest on which is fully subject to federal income taxation.

                    52. The Company also proposes that it may enter into arrangements providing for the delayed or future delivery of Tax-Exempt Bonds to one or more purchasers or underwriters. The obligations of the purchasers or underwriters to purchase Tax-Exempt Bonds under any such arrangements may be secured by U.S. Treasury securities, letters of credit or other collateral. The effective cost to the Company of any series of the Tax-Exempt Bonds will not exceed the yield on U.S. Treasury securities having a maturity comparable to that of such series of Tax-Exempt Bonds. Such effective cost will reflect the applicable interest rate or rates and any underwriters' discount or commission.

                    53. The premium (if any) payable upon the redemption of any Tax-Exempt Bonds at the option of the Company will not exceed the greater of (i) 5% of the principal amount of the Tax-Exempt Bonds so to be redeemed, or (ii) a percentage of such principal amount equal to the rate of interest per annum borne by such Tax-Exempt Bonds.

                    54. The purchase price payable by or on behalf of the Company in respect of Tax-Exempt Bonds tendered for purchase at the option of the holders thereof will not exceed 100% of the principal amount thereof, plus accrued interest to the purchase date.

                    55. Any Letter of Credit issued as security for the payment of Tax-Exempt Bonds will be issued pursuant to a Reimbursement Agreement between the Company and the financial institution issuing such Letter of Credit. Pursuant to the Reimbursement Agreement, the Company will agree to pay or cause to be paid to the financial institution, on each date that any amount is drawn under such institution's Letter of Credit, an amount equal to the amount of such drawing, whether by cash or by means of a borrowing from such institution pursuant to the Reimbursement Agreement. Any such borrowing may have a term of up to 10 years and will bear interest at the lending institution's prevailing rate offered to corporate borrowers of similar quality which will not exceed (i) the London Interbank Offered Rate plus up to 2%, (ii) the lending institution's certificate of deposit rate plus up to 1-3/4%, or (iii) a rate not to exceed the prime rate plus 1%, to be established by agreement with the lending institution prior to the borrowing.

          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.

                    56. The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Collateral Trust Bonds, Senior
          Debentures and Subordinated Debentures will be filed by amendment to this Form U-1.

                    57. The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Tax-Exempt Bonds (including expenses related to the issuance and pledge of the Tax-Exempt Collateral Bonds) will be filed by amendment to this Form U-1.

                    58. The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Debt Securities will not exceed the lesser of 2% of the principal amount of the Debt Securities to be sold or those generally paid at the time of pricing for sales of first mortgage bonds, senior debentures, subordinated debentures or tax-exempt bonds having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

               SECTION A.     DEBT SECURITIES

                    59. The Company considers that the issuance of the Debt Securities is subject to Sections 6(a), 7 and 12(c) of the Holding Company Act and Rules 23, 24 and 42 thereunder.

                    60. The Company further considers that the sale or granting of subordinated security interests in the Projects or other property of the Company, as set forth under Section F of
          Item 2 above, may be subject to Section 12(d) of the Holding Company Act and Rule 44 thereunder.

                    61. The Company considers that any guarantee of payment of the Tax-Exempt Bonds, or any promissory note of the Company to the Authority in connection with the Tax-Exempt Bonds, may be subject to Sections 6(a) and 7 of the Holding Company Act.

                    62. The Company considers that Sections 9(a) and 10 of the Holding Company Act may be applicable to any purchase of Tax-Exempt Bonds by the Company as described herein and to the extent that the transactions contemplated herein in connection with the Tax-Exempt Bonds involve an Installment Sale Agreement or agreements pursuant to which the Authority undertakes to sell the related Project to the Company.

                    63. The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order or orders of the Commission in respect thereto.

               SECTION B.     RULE 54 ANALYSIS

                    64. Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" or "foreign utility company", as such terms are defined in Sections 32 and 33, respectively, of the Holding Company Act, or other transactions by such registered holding company or its subsidiaries other than with respect to "exempt wholesale generators" or "foreign utility companies", the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an "exempt wholesale generator" or a "foreign utility company" upon the registered holding company system if the "safe harbor" conditions of Rule 53 are satisfied.

                    65. Interstate currently meets all of the "safe harbor" conditions of Rule 53. Interstate's "aggregate investment", as defined in Rule 53(a)(1)(i) under the Holding Company Act, in "exempt wholesale generators" and "foreign utility companies" at June 30, 1998 was approximately $68 million, representing approximately 11.5% of Interstate's "consolidated retained earnings", as defined in Rule 53(a)(1)(ii), for the four quarters ended June 30, 1998 ($591 million). Furthermore, Interstate has and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated "exempt wholesale generators" and "foreign utility companies." In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Interstate's operating utility subsidiaries will, at any one time, directly or indirectly, render services to "exempt wholesale generators" and "foreign utility companies". Finally, since none of the circumstances described in Rule 53(b) exists, the provisions of Rule 53(a) are not made inapplicable by Rule 53(b).

          ITEM 4.   REGULATORY APPROVAL.

                    66. No state regulatory body or agency and no federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein.

          ITEM 5.   PROCEDURE

                    67. The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by October 16, 1998, or as soon thereafter as practicable. The Company further requests that the Commission's order authorizing the consummation of the proposed transactions be entered no later than November 25, 1998, or as soon thereafter as practicable.

                    68. Upon the completion of each transaction involving the issuance and sale of any of the Debt Securities, the Company shall file a Certificate pursuant to Rule 24 with copies of the executed documents relating thereto as exhibits.

                    69. The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting periods between the issuance of the Commission's orders and the dates on which they are to become effective.

          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

               SECTION A.     EXHIBITS:

               A-1(a) Indenture of Mortgage and Deed of Trust, dated as of September 1, 1993, between the Company (formerly Iowa Electric Light and Power Company ("IE")) and The First National Bank of Chicago, as Trustee ("Mortgage") (incorporated by reference to Exhibit 4(c) to IE's Form 10-Q for the quarter ended September 30, 1993.)

               A-1(b)    Supplemental Indentures to the Mortgage:

                         Supp.
                         Ind.                     Incorporated by Reference to:
                                                  -----------------------------
                         Number    Dated as of             File         Exhibit
                         ------    -----------             ----         -------

                         First     October 1, 1993     Form 10-Q, 11/12/93  4(d)
                         Second    November 1, 1993    Form 10-Q, 11/12/93  4(e)
                         Third     March 1, 1995       Form 10-Q, 5/12/95   4(b)
                         Fourth    September 1, 1996   Form 8-K, 9/19/96 4(c)(i)
                         Fifth     April 1, 1997       Form 10-Q, 5/14/97   4(a)

               A-1(c)    Proposed form of Supplemental Indenture
                         establishing the series of Collateral Trust Bonds (including form of Collateral Trust Bonds) (incorporated by reference to Exhibit 4(c) to the Company's Registration Statement, File No. 333-29391).

               A-2(a) Indenture of Mortgage and Deed of Trust, dated as of August 1, 1940, between the Company (formerly
                         IE) and The First National Bank of Chicago, as Trustee ("1940 Indenture") (incorporated by reference to Exhibit 2(a) to IE's Registration Statement, File No. 2-25347).

               A-2(b)    Supplemental Indentures to the 1940 Indenture:

                    Supp.
                    Ind.                    Incorporated by Reference to:
                                            -----------------------------
                    Number         Dated as of              File    Exhibit
                    ------         -----------              ----    -------
                    First           March 1, 1941          2-25347     2(a)
                    Second          July 15, 1942          2-25347     2(a)
                    Third           August 2, 1943         2-25347     2(a)
                    Fourth          August 10, 1944        2-25347     2(a)
                    Fifth           November 10, 1944      2-25347     2(a)
                    Sixth           August 8, 1945         2-25347     2(a)
                    Seventh         July 1, 1946           2-25347     2(a)
                    Eighth          July  1, 1947          2-25347     2(a)
                    Ninth           December 15, 1948      2-25347     2(a)
                    Tenth           November 1, 1949       2-25347     2(a)
                    Eleventh        November 10, 1950      2-25347     2(a)
                    Twelfth         October 1, 1951        2-25347     2(a)
                    Thirteenth      March 1, 1952          2-25347     2(a)
                    Fourteenth      November 5, 1952       2-25347     2(a)
                    Fifteenth       February 1, 1953       2-25347     2(a)
                    Sixteenth       May 1, 1953            2-25347     2(a)
                    Seventeenth     November 3, 1953       2-25347     2(a)
                    Eighteenth      November 8, 1954       2-25347     2(a)
                    Nineteenth      January 1, 1955        2-25347     2(a)
                    Twentieth       November 1, 1955       2-25347     2(a)
                    Twenty-first    November 9, 1956       2-25347     2(a)
                    Twenty-second   November 6, 1957       2-25347     2(a)
                    Twenty-third    November 4, 1959       2-25347     2(a)
                    Twenty-fourth   November 3, 1959       2-25347     2(a)
                    Twenty-fifth    November 1, 1960       2-25347     2(a)
                    Twenty-sixth    January 1, 1961        2-25347     2(a)
                    Twenty-seventh  November 7, 1961       2-25347     2(a)
                    Twenty-eighth   November 6, 1962       2-25347     2(a)
                    Twenty-ninth    November 5, 1963       2-25347     2(a)
                    Thirtieth       November 4, 1964       2-25347     2(a)
                    Thirty-first    November 2, 1965       2-25347     2(a)
                    Thirty-second   September 1, 1966  Form 10-K, 1966 4.10
                    Thirty-third    November 30, 1966  Form 10-K, 1966 4.10
                    Thirty-fourth   November 7, 1967   Form 10-K, 1967 4.10
                    Thirty-fifth    November 5, 1968   Form 10-K, 1968 4.10
                    Thirty-sixth    November 1, 1969   Form 10-K, 1969 4.10
                    Thirty-seventh  December 1, 1970   Form 8-K, 12/70    1
                    Thirty-eighth   November 2, 1971       2-43131     2(g)
                    Thirty-ninth    May 1, 1972        Form 8-K, 5/72     1
                    Fortieth        November 7, 1972       2-56078     2(i)
                    Forty-first     November 7, 1973       2-56078     2(j)
                    Forty-second    September 10, 1974     2-56078     2(k)
                    Forty-third     November 5, 1975       2-56078     2(l)
                    Forty-fourth    July 1, 1976       Form 8-K, 7/76     1
                    Forty-fifth     November 1, 1976   Form 8-K, 12/76    1
                    Forty-sixth     December 1, 1977       2-60040     2(o)
                    Forty-seventh   November 1, 1978 Form 10-Q, 6/30/79   1
                    Forty-eighth    December 1, 1979 Form S-16,2-65996 2(q)
                    Forty-ninth     November 1, 1981 Form 10-Q, 3/31/82   2
                    Fiftieth        December 1, 1980   Form 10-K, 1981 4(s)
                    Fifty-first     December 1, 1982   Form 10-K, 1982 4(t)
                    Fifty-second    December 1, 1983   Form 10-K, 1983 4(u)
                    Fifty-third     December 1, 1984   Form 10-K, 1984 4(v)
                    Fifty-fourth    March 1, 1985      Form 10-K, 1984 4(w)
                    Fifty-fifth     March 1, 1988        Form 10-Q,    4(b)
                                                           5/12/88
                    Fifty-sixth     October 1, 1988      Form 10-Q,    4(c)
                                                          11/10/88
                    Fifty-seventh   May 1, 1991          Form 10-Q,    4(d)
                                                           8/13/91
                    Fifty-eighth March 1, 1992 Form 10-K, 1991 4(c) Fifty-ninth October 1, 1993 Form 10-Q, 4(a)
                                                          11/12/93
                    Sixtieth        November 1, 1993     Form 10-Q,    4(b)
                                                          11/12/93
                    Sixty-first     March 1, 1995        Form 10-Q,    4(a)
                                                           5/12/95
                    Sixty-second    September 1, 1996    Form 8-K,  4(c)(i)
                                                           9/19/96
                    Sixty-third     April 1, 1997        Form 10-Q,    4(b)
                                                           5/14/97

               A-2(c) Proposed form of Supplemental Indenture providing for the issuance of Class "A" Bonds under the 1940 Indenture (including form of Class "A" Bonds) (incorporated by reference to Exhibit 4(f) to the Company's Registration Statement, File No. 333-29391).

               A-3(a) Indenture or Deed of Trust dated as of February 1, 1923, between the Company (successor to Iowa Southern Utilities Company ("IS") as a result of merger of IS and IE) and The Northern Trust Company (The First National Bank of Chicago, successor) and Harold H. Rockwell (Richard D. Manella, successor), as Trustees ("1923 Indenture") (incorporated by reference to Exhibit B-1 to File No. 2-1719).

               A-3(b)    Supplemental Indentures to the 1923 Indenture:

                                             Incorporated by Reference to:
                                             -----------------------------
                         Dated as of                   File         Exhibit
                         -----------                   ----         -------

                         May 1, 1940                   2-4921         B-1-k
                         May 2, 1940                   2-4921         B-1-l
                         October 1, 1945               2-8053          7(m)
                         October 2, 1945               2-8053          7(n)
                         January 1, 1948               2-8053          7(o)
                         September 1, 1950             33-3995         4(e)
                         February 1, 1953              2-10543         4(b)
                         October 2, 1953               2-10543         4(q)
                         August 1, 1957                2-13496         2(b)
                         September 1, 1962             2-20667         2(b)
                         June 1, 1967                  2-26478         2(b)
                         February 1, 1973              2-46530         2(b)
                         February 1, 1975              2-53860        2(aa)
                         July 1, 1975                  2-54285        2(bb)
                         September 2, 1975             2-57510        2(bb)
                         March 10, 1976                2-57510        2(cc)
                         February 1, 1977              2-60276        2(ee)
                         January 1, 1978               0-849              2
                         March 1, 1979                 0-849              2
                         March 1, 1980                 0-849              2
                         May 31, 1986                  33-3995         4(g)
                         July 1, 1991                  0-849           4(h)
                         September 1, 1992             0-849           4(m)
                         December 1, 1994              Form 10-K, 1994 4(f)

               A-4 Indenture (For Senior Unsecured Debt Securities), dated as of August 1, 1997, between the Company and The First National Bank of Chicago, Trustee (incorporated by reference to Exhibit 4(j) to the Company's Registration Statement, File No. 333-29391).

               A-5 Indenture (For Unsecured Subordinated Debt Securities), dated as of December 1, 1995, between the Company and The First National Bank of Chicago, Trustee (incorporated by reference to Exhibit 4(i) to the Company's Registration Statement, File No. 33-62259).

               B         None.

               C Registration Statement filed under the Securities Act of 1933 with respect to the Collateral Trust Bonds, Senior Debentures and Subordinated Debentures (incorporated by reference to File No. 333-29391).

               D         None.

               E         None.

               F Opinion of counsel for the Company (to be filed by amendment).

               G-1       Financial Data Schedule for Interstate
                         (incorporated by reference to Exhibit 27.2 to the Interstate's Form 10-Q for the quarter ended June 30, 1998).

               G-2       Financial Data Schedule for the Company
                         (incorporated by reference to Exhibit 27.4 to the Company's Form 10-Q for the quarter ended June 30,
                         1998).

               H         Form of Notice.

               SECTION B.     FINANCIAL STATEMENTS

                    70. Balance sheet of the Company at June 30, 1998 (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1998, File No. 001-04117).

                    71. Statement of income and surplus of the Company for the six months ended June 30, 1998 (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1998, File No. 001-04117).

                    72. Consolidated balance sheet of Interstate at June 30, 1998 (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1998, File No. 001-09894).

                    73. Consolidated statement of income and surplus of Interstate for the six months ended June 30, 1998 (incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 1998, File No. 001-09894).

                    74. Since June 30, 1998, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the Company or of Interstate and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.

          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

                    75. The proposed transactions are strictly financial in nature in the ordinary course of the Company's business. Accordingly, the Commission's action in these matters will not constitute any major federal action significantly affecting the quality of the human environment within the meaning of the National Environmental Policy Act.

                    76. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                      SIGNATURE




                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

          Dated:  October 9, 1998                 IES UTILITIES INC.



                                             By:  /s/ Erroll B. Davis, Jr.
                                                  ------------------------
                                                  Name: Erroll B. Davis, Jr.
                                                  Title: Chief Executive Officer

                               EXHIBIT INDEX

          Exhibit              Description
          -------              -----------
             H                 Form of Notice